[redacted]

06003643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Partners Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue - 27th Floor
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Frawley 212-649-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalessio, Cascio & Company LLC
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza - Suite 2004 (Address) New York (City), NY (State) 10122 (Zip Code)

PROCESSED
APR 21 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Frawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Partners Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James F Frawley
Signature

Managing Director
Title

Patricia Rodriguez
Notary Public

PATRICIA RODRIGUEZ
Notary Public, State of New York
No. 01RO6075036
Qualified In Queens County
Certificate Filed in New York County
Commission Expires March 27, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY PARTNERS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2005

LEGACY PARTNERS GROUP, LLC

Index to Financial Statement

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

Independent Auditor's Report

To the Member of
Legacy Partners Group, LLC:

We have audited the accompanying statement of financial condition of Legacy Partners Group, LLC as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Legacy Partners Group, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Dalessio, Cascio & Company, LLC

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

February 17, 2006
New York, New York

LEGACY PARTNERS GROUP, LLC

Statement of Financial Condition

December 31, 2005

ASSETS

Cash and cash equivalents	$	3,829,029
Marketable equity securities restricted from sale		905,683
Investment in non-marketable securities		141,674
Accounts receivable, net		488,205
Prepaid expenses		9,074
Property and equipment, net		336,792
Goodwill		2,932,774
TOTAL ASSETS	$	8,643,231

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	321,916
Accrued compensation and benefits		2,530,422
Other accrued liabilities		125,100
Deferred revenue		79,167
TOTAL LIABILITIES		3,056,605
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		5,586,626
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,643,231

See Accompanying Notes to Statement of Financial Condition

Notes to Statement of Financial Condition

1. ORGANIZATION AND BUSINESS

Legacy Partners Group, LLC (the "Company" or "Legacy") a Delaware limited liability company, was formed on February 20, 2003 ("Inception"). The Company is operated under an amended and restated limited liability company agreement (the "LLC Agreement"), dated May 26, 2004 and will continue in existence until terminated pursuant to the LLC agreement. Pursuant to the LLC Agreement, Legacy is managed by a committee (the "Management Committee") consisting of managing directors of the Company. The Company is a broker/dealer engaged in financial advisory services in connection with mergers, acquisitions, financings, and other corporate transactions and other services as may be permitted and deemed appropriate by the Management Committee. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc ("NASD").

In January 2004, the Company's former members entered into an agreement with Allied Capital Corporation ("Allied Capital"), which provided for the sale of 100% of the membership interests in the Company to Allied Capital. The sale was completed at the close of business on May 26, 2004, upon approval from the NASD of the change in the Company's registration as a broker-dealer. Accordingly, as of May 27, 2004 the Company's sole member is Legacy Partners Group, Inc. ("Legacy Inc."), an affiliate of Allied Capital. Allied Capital's purchase price at the closing on May 26, 2004 consisted of $600,000 of cash and certain shares of Allied Capital stock placed in escrow, subject to the resolution of certain contingencies (the "Contingent Shares"). During 2006, the Company will increase goodwill and member's equity for the value of the remaining Contingent Shares (Notes 2 and 4).

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include the fair value of the Company for the purpose of evaluating the realizability of long-lived assets, assessing the collectibility of accounts receivable, useful lives and impairment of property and equipment. Actual results could differ from those estimates, and the differences could be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Fair Value of Financial Instruments

The fair value of financial instruments, including cash, marketable equity securities restricted from sale, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximates their carrying value because of the short-term nature of these instruments.

Cash and Cash Equivalents

Included in cash and cash equivalents at December 31, 2005 are deposits with financial institutions as well as short-term money market instruments with maturities of three months or less when purchased.

Restricted Investments

Marketable equity securities restricted from sale consists of investments acquired, which have been designated for a specific purpose (see Note 6), with maturities exceeding three months but less than three years. Consistent with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies all debt securities and all investments in equity securities that have readily determinable fair values as available-for-sale. Such securities are reported at fair value, with unrealized gains or losses excluded from earnings and included in comprehensive income.

Non-marketable Investments

The Company also has a certain investment in a private entity whereby the Company owns less than 20% of the ownership and does not have the ability to exercise significant influence. Such investment is accounted for under the cost method. As of December 31, 2005, the carrying value of this investment is $141,674.

Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of its customer's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date such losses have been within management's expectations. As of December 31, 2005, the allowance for doubtful accounts was $0.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Property and Equipment, net

Property and equipment is stated at cost, less accumulated depreciation and amortization. Furniture and fixtures, computer hardware and software and office equipment are depreciation over their estimated useful lives ranging from three to five years using the straight-line method. Leasehold improvements are amortized over the lesser of the remaining life of the lease or their estimated useful lives. Repair and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", management periodically reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that an asset should be evaluated for possible impairment, management assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment and other long-lived assets.

Push-down Accounting

As described in Note 1, an affiliate of Allied Capital acquired 100% of the membership interest of the Company, resulting in a change of control as of May 26, 2004. As a result, the fair value of the Company's assets and liabilities were estimated by management as of May 26, 2004 in order to assist in the determination of the purchase price allocations relating to the fair market value of the assets and liabilities acquired by Allied Capital. Emerging Issues Task Force ("EITF") Topic D-97, "Push-Down Accounting", requires that the Company's financial statements reflect this change in ownership. Effectively, the aggregate excess of purchase price over net assets acquired by the affiliate of Allied Capital was pushed down to the Company as of May 27, 2004. Accordingly, the Company recorded goodwill of $1,432,774, the difference between the purchase price and the fair value of identifiable net assets acquired, as an addition to member's equity and applied the respective fair value of the change in ownership in accordance with SFAS No. 141 "Business Combinations". In May 2005 one half of the Contingent Shares (Note 1) were released from escrow to the former members of the Company upon the resolution of certain contingencies. Accordingly, the Company increased goodwill and member's equity in May 2005 by $1,500,000, one half the value of the total Contingent Shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Goodwill

Goodwill of $2,932,774 on the accompanying statement of financial condition at December 31, 2005 relates to the excess of the total consideration paid by Allied Capital to acquire the membership interest of the Company over the fair value of the net tangible and identifiable intangible assets acquired by Allied Capital. All of the goodwill is expected to be deductible by Legacy Inc. for income tax purposes.

Goodwill is accounted for in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The provisions of SFAS No. 142 (i) prohibit the amortization of goodwill and indefinite-lived intangible assets; (ii) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur which would impact the carrying value of such assets); and (iii) require that the Company's operations be formally identified into reporting units for the purpose of assessing potential future impairments of goodwill. In December 2005, the Company performed its required annual fair value testing of its recorded goodwill for its single reporting unit using an enterprise value approach based on a multiple of revenues. As of December 31, 2005, the Company's estimate of the fair value of its single reporting unit indicated no impairment of goodwill.

Revenue Recognition

Advisory fees revenue includes retainer fees and transaction success fees. Retainer fees are recognized as advisory fee revenue over the period in which the related services are rendered. Transaction success fees are due and recognized as revenue pursuant to the terms of the engagement at the completion of a transaction. Revenues earned from the private placements of securities are recorded at the time each private placement is completed and the income is reasonably determinable, net of related expenses. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of advisory engagements. The Company reports reimbursable expenses as a component of revenues and expenses.

Deferred revenues represent fees received from clients prior to services being rendered.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income Taxes

As the Company is a limited liability company, it is not directly subject to United States Federal and State income taxes; rather its income or loss is required to be included in the income tax returns of the sole member. However, the Company's sole member is a C corporation for income tax reporting and therefore the Company's financial statements and footnotes are presented as if the Company is a C corporation for financial reporting.
The Company accounts for income taxes under the asset and liability method. The provision for income taxes includes deferred income taxes resulting from items reported in different periods for income tax and financial statement purposes. Deferred income tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Items giving rise to temporary differences include accrued compensation, depreciation and goodwill amortization. The effects of changes in tax rates on deferred income tax assets and liabilities are recognized in the period that includes the enactment date.

The operating results of the Company will be included on the income tax return of the Company's member. Accordingly, income taxes payable, if any, will not be paid directly by the Company; however, it will be included along with the results of the member itself in determining the income tax liability, if any, of the Company's member.

New Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

3. PROPERTY AND EQUIPMENT, net

At December 31, 2005, property and equipment consists of the following:

Computer hardware and software	$	313,470
Furniture and fixtures		167,769
Leasehold improvements		89,179
Office equipment		66,670
		637,088
Less accumulated depreciation and amortization		(300,296)
	$	336,792

4. MEMBER'S EQUITY

For the year ended December 31, 2005, an aggregate of $2,500,000 in cash was contributed to the Company by its member.

In May 2005, one half of the Contingent Shares (Note 1) were released from escrow to the former owners of the Company. Accordingly, the Company increased goodwill and member's equity in 2005 by $1,500,000, one half the value of the total Contingent Shares.

5. EMPLOYEE RETENTION PROGRAM

During 2004, the Company established an employee retention program (the "Program"). Under the Program, eligible employees are granted shares of Allied Capital common stock that have been purchased and held by the Company, which have been designated as marketable equity securities restricted from sale on the accompanying statement of financial position. Eligible employees generally vest in their respective grant of Allied Capital shares over a three-year period, provided they remain employed with the Company. Dividends received by the Company from the investment in Allied Capital shares are paid to the employees after appropriate withholding for income taxes. When vested, the Company distributes the value of the underlying shares in cash or in kind to employees after appropriate withholdings for income taxes. During the year ended December 31, 2005, the Company distributed $390,744 in cash to employees upon vesting. The Company recognizes compensation cost over the vesting period of each grant. Measurement of compensation will occur at the date individual employees vest in the Allied Capital shares. Compensation is estimated at interim dates prior to measurement based on the fair value of the marketable equity securities at the reporting date.

6. RELATED PARTY TRANSACTIONS

Effective June 4, 2004, the Company entered into an agreement to sublease office space for the Company's corporate offices from Allied Capital at a rate that approximates Allied Capital's cost for the office space.

The Company also subleases certain office space on a month-to-month basis from Allied Capital in two other locations at rates that approximates Allied Capital's cost for such office space.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has one non-cancelable operating lease, payable to a related party (Note 6) for its corporate office space, which expires in September 2014. At December 31, 2005, the future minimum cash payments under such operating lease are as follows:

2006	$ 363,618
2007	363,618
2008	363,618
2009	363,618
2010	363,618
Thereafter	1,363,566
	$ 3,181,656

Employment Agreements

The Company is committed under employment agreement with certain executives. The employment agreements have an initial term extending to December 31, 2006 and may extend automatically unless written notice is given by the Company. The agreements provide for an annual base salary, severance payments and the executives are eligible to receive any annual bonus and profit sharing based on a percentage of earnings, as defined, of the Company.

LEGACY PARTNERS GROUP, LLC

Notes to Statement of Financial Condition

8. INCOME TAXES

The significant components of the Company's net deferred tax asset at December 31, 2005 are as follows:

Net operating loss carryforwards	$ 2,822,800
Accrued compensation	161,300
Other	4,700
Deferred tax asset	2,988,800
Goodwill amortization	(94,300)
Other	(12,700)
Deferred tax liability	(107,000)
Net deferred tax asset	2,881,800
Less: valuation allowance	(2,881,800)
Net deferred tax asset	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. At December 31, 2005, such net deferred tax assets are fully offset by a valuation allowance as it is more likely than not that the deferred tax asset will not be realized. The Company's member has net operating loss carryforwards of approximately $6.3 million, from the Company, available at December 31, 2005 to offset future years' federal taxable income, which expire through 2025, subject to certain limitations.

9. CONCENTRATIONS

Major Customers
The Company had three clients representing 81.93% (51.21%, 20.48% and 10.24% respectively) of its accounts receivable at December 31, 2005.

Cash Concentrations
The Company maintains cash balances with a commercial bank. From time to time, the Company maintains cash balances in excess of Federally insured amounts. The Company performs periodic evaluations of the relative credit standing of this financial institution.

LEGACY PARTNERS GROUP, LLC

Notes to Statement of Financial Condition

10. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or $6^{2/3}$ % of aggregate indebtedness, as defined, whichever is greater. At December 31, 2005, the Company had net capital of $772,424, which was in excess of its statutory requirements by $568,650, and its ratio of aggregate indebtedness to net capital was 3.96 to 1.

LEGACY PARTNERS GROUP, LLC

Supplemental Schedule – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

NET CAPITAL:		
MEMBER'S EQUITY	$	5,586,626
NON-ALLOWABLE ASSETS:		
Marketable equity securities restricted from sale		905,683
Investment in non-marketable securities		141,674
Accounts receivable, net		488,205
Prepaid expenses		9,074
Property and equipment, net		336,792
Goodwill		2,932,774
		4,814,202
Net capital before haircuts		772,424
Less: Haircuts on security positions		-
NET CAPITAL	$	772,424

COMPUTATION OF MINIMUM NET CAPITAL

MINIMUM NET CAPITAL, greater of one-fifteenth of aggregate indebtedness of $3,056,605 or $5,000	$	203,774
EXCESS NET CAPITAL	$	568,650
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	321,916
Accrued compensation & benefits		2,530,422
Other accrued expenses		125,100
Deferred revenue		79,167
	$	3,056,605
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.96:1

RECONCILIATION PURSUANT TO SEC RULE 17A-5 (D) (4):
There were no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in the Company's unaudited December 31, 2005 Focus Form X-17A-5 Part IIA filed on January 25, 2006.

LEGACY PARTNERS GROUP, LLC

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

Legacy Partners Group, LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Partners Group, LLC ("Legacy Partners") for the year ended December 31, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Legacy Partners including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Legacy Partners does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Legacy Partners in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by Rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of Legacy Partners is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Legacy Partners has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Legacy Partners 's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Legacy Partners to achieve all the divisions of the duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dalessio, Cascio & Company, LLC

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

New York, New York
February 17, 2006